Filed by Black Hills Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: NorthWestern Energy Group, Inc.

Commission File No.: 000-56598

Date: August 19, 2025

The following is a transcript of the joint investor conference call of Black Hills Corporation and NorthWestern Energy Group, Inc. on August 19, 2025.

Call Operator

Good morning, everyone. Welcome to today's conference call to discuss the Black Hills Corporation and NorthWestern Energy Merger. My name is Michelle and I'll be your operator. At this time, all participants are in listen-only mode. The call will be open for analysts' questions following the presentation and instructions will be given at that time. You can find the press release and associated materials for today's call on the Investor Relations section of either company's website. As a reminder, today's call is being recorded.

As provided on slide two, any forward-looking statements made during today's conference call are given in the context of today only and are subject to important risks as described in the presentation. Actual results and events could differ materially from those discussed here.

Please also refer to the additional information discussed on slide2, as well as in the SEC filings and joint press release for both companies.

With that, I will now turn the call over to Linn Evans, President and Chief Executive Officer of Black Hills Corporation. Linn?

Linn Evans

President & CEO, Black Hills Corporation

Good morning, everyone. We are coming to you live from Rapid City, South Dakota. If you have had the opportunity to visit our building here in Rapid City, you might know that we are sitting in the northwest corner of our building with a gorgeous view this morning of the sun rising on the Black Hills. It is just a great day to be here. Thank you for joining us.

This is a really a memorable day for us as we announce that our boards yesterday unanimously approved a merger agreement to combine our two great companies to create what we see as a premier, regional, regulated electric and natural gas utility company. These are two great companies that we are performing together for the last 20 years. We have talked about potentially combining these two companies. And given the organic growth opportunities both to have before us and the impact on customer affordability, the benefits of scale, we would argue, never been more relevant in merging our businesses now has never made more sense.

On the next slide is today's speakers. I am very pleased to be joined today with a highly experienced team that will be leading our combined company post closure.

Brian Bird, who is with me this morning, is President and CEO of NorthWestern, who will become CEO of the combined company. Marne Jones is also with us this morning. She is Black Hills’ Chief Utility Officer, and she will become the Chief Operating Officer of the combined company. And Crystal Lail, who is CFO of NorthWestern, will remain as CFO going forward with the combined company. I am pleased that Kimberly Nooney, who is Black Hills CFO, will become the company's Chief Integration Officer upon close.

I am moving to slide four. This is a great slide that gives us an overview of the transaction. I will take some time to walk through this very important slide. The combination is being structured importantly as an all stock combination of Black Hills and NorthWestern, with no new debt being issued related to the transaction.

The NorthWestern shareholders will receive 0.98 shares of Black Hills stock for each share that they hold in NorthWestern. As of the expected closing, we estimate today that the combined company will be owned 56% by the legacy Black Hills shareholders and 44% by the legacy NorthWestern shareholders.

In terms of the executive leadership profile, which I just went through, our teams have been working very closely over the last several months to bring this deal together. Very complementary cultures, great team of people that we have got to know over a number of years and work very closely together.

The corporate headquarters will be located here in Rapid City, but similar to what I would call our current operations model, will have other operations centers and other corporate offices that will maintain across our service territories, knowing how important that local service is to our ongoing success. And we will continue to work through the integration process, and we will announce what we believe will be a new company name and a new stock or stock ticker upon closing. Actually, we will announce that as we start to head into the proxy vote period.

Our utility subsidiaries will continue to do business under their legal names without any expected disruption to customer service. As you know, we have been through around this horn a few times with other M&A activity. We are very good at as a collective team, so we are looking forward to making that happen.

The transaction will be subject, of course, to customary regulatory approvals. We will seek approval in Montana, Nebraska and South Dakota, and as potential, we may need to seek approval in Arkansas.

And importantly, we expect that the closing will happen from 12 to 15 months from today's announcing. Also we will be seeking approval, of course, from FERC and Hart-Scott-Rodino.

We are very excited about this transaction. Very favorable to customers, the communities we serve, shareholders and employees. And I hope you hear the excitement of my voice. We are very excited for this opportunity.

With that, I am going to turn it over to Brian.

Brian Bird

President & CEO, NorthWestern Energy

Thanks, Linn. I will tell you to start, I think a picture speaks a thousand words in slide five here. This pure-play utility across eight contiguous states.

As you look at the map, the states of this combined service territories are going to cover 20% in the continental United States, which allows the combined company to be exposed to incremental accretive growth projects across electric and natural gas, and now with the financial scale, to better capture those opportunities.

The combination of these two highly complementary businesses with shared cultures and commitment to operational excellence creates in what we believe will be a premier utility platform in our region.

Together, we will have approximately $11 billion of combined rate base underpinning energy delivery to approximately 2.1 million electric and natural gas utility customers. All of this will be supported by a workforce of 4,400 highly skilled employees. Our business mix will be more balanced across 61% electric and 39% gas. Will be much more diversified by regulatory jurisdiction, with no single jurisdiction being more than 33% of the combined rate base. And of our CAPEX, 75% of that CAPEX is going to be focused on gas and electric T&D business.

The combination presents compelling and strategic and financial rationale. We believe this strategic transaction is the right combination at the right time. We have been working leading up to this day almost for half a year on this transaction. And as Linn pointed out early, on the on his points, it has been a very, very cooperative and you can tell cultures aligned extremely well to do it.

Both management teams have reinforced our shared belief and the importance of scale in the utility industry. This combination of contiguous utility service territories, we believe, will enhance our ability to continue delivering safe, reliable and cost-effective energy to our customers.

As a sign of the recognition of how these two companies will be better together, we are setting a long term EPS growth rate for the combined company of 5% to 7%. It is 100 basis points higher than each stand-alone company's 4% to 6% range currently. We believe this can be achieved through a combination of smaller equity issuances, operational optimization in the business, and enhanced growth opportunities of the combined business.

Further, we expect the transaction to be accretive to each company's shareholders in the first full year post closing. We would expect this combination to continue to produce strong and predictable earnings and cash flows.

Overall, we believe the combined company will be in a stronger position to capture incremental accretive growth opportunities more than either company could achieve independently.

Lastly, our two teams know each other well at both the executive and operational levels, which we believe is an asset to help us deliver operational and financial best practices.

Regarding scale, we are firm believers in the value of scale and how this will unlock our ability to do more together than either company can do stand-alone, as we continue to invest for the benefit of our customers. Across various metrics, this transaction will transform our scale position, solidifying us as a regional leader and will move us from the SMID-cap space to a mid- cap utility. This larger footprint provides enhanced opportunities to efficiently manage our business and ensure affordable and reliable service while supporting substantial rate base investment opportunities.

Regarding diversity, in addition to scale, both companies share a belief that a balanced business mix provides benefits to all stakeholders and customers across our predominantly residential electric and gas customer base. The balanced contribution by jurisdiction supports the company's ability to manage the regulatory outcomes and supports a stable earnings and cash flow profile with no single jurisdiction representing more than one-third of rate base.

With that, I am going to pass it over to Marne.

Marne Jones

SVP & Chief Utility Officer, Black Hills Corporation

Thank you, Brian, and good morning. Linn and Brian just spoke to the compelling benefits from a financial lens. We also believe that coming together, we bring aligned core operating priorities, bringing value to the merger.

First, for our customers. Today, our 4,400 teammates across our two entities are committed to serving our customers with safe, reliable and cost-effective energy. As we come together, we plan to continue our customer-focused efforts as we serve our combined 2.1 million customers.

For our employees, we strive to be the employer of choice in our region, reinforcing our safety- focused culture and continuing to attract and retain top talent as a combined organization that will drive enhanced opportunities for our teams.

And our communities. We live and work in the same communities we serve, and that will continue. We are privileged to serve over 1,200 communities across our eight states and believe the merger will provide benefits through strong community partnerships and continued support of local philanthropic activities.

Moving into our operations. Individually, we are each proud of our operational performance and reputation for operational excellence through safety and reliability of our natural gas and electric systems. Together, we expect to continue and build upon our operational performance while keeping customers at the center of focus.

Leaning into our scale and executing on operational optimization to maintain cost effective rates for our customers.

With that, I am going to turn it over to Kimberly.

Kimberly Nooney

CFO, Black Hills Corporation

Good morning. Thanks, Marne. If you look at the left side of the slide, you will see on a combined basis together, we have almost $7.5 billion of capital investments within our five-year financial plans, of which more than 75% represent both gas and electric transmission and distribution investment opportunities. This $7.5 billion in capital supports our increased long-term EPS growth target of 5% to 7%.

Through the work we have been doing as a team, we believe there are significant growth opportunities beyond what we have included in our stand-alone plans that will enhance our growth profile further supporting why we are better together.

These opportunities will span across the various areas of our business, including being able to serve the growing data center demand and large load customer demand.

Before leaving this slide, I would like to reiterate that as a combined company, we can collectively benefit from greater accretive growth opportunities that we have not included on a combined basis in our plans.

Moving to the next slide.

We, as a combined company and management team, are committed to providing an enhanced total return for our shareholders. As mentioned earlier, this merger is accretive to both companies' shareholders in the first year. This accretion will be driven by financial benefits, including incremental growth opportunities and operational optimization that we have assessed leading up to today's announcement.

These benefits and optimization opportunities substantially contribute to our combined long- term EPS growth target of 5% to 7%, up from our previous individual company EPS growth targets of 4% to 6%.

Additionally, this merger doubles rate base and provides incremental capital investment opportunities beyond our current stand-alone five-year plans.

From a dividend perspective, both companies will continue current dividend policies between now and closing. Following closing, our pro forma dividend growth will balance a competitive dividend per share growth rate with efficient financing of incremental accretive growth opportunities.

I am going to turn it over to Crystal. Crystal?

Crystal Lail

CFO, NorthWestern Energy

Thank you, Kim. I am absolutely delighted to be sitting in this room with this team of people and have the opportunity to discuss further this transaction, which we believe is at the right time for the right set of companies and further the financial implications of what we are talking to you about today.

From a financial perspective, our combined size and scale will provide the opportunity to grow, while maintaining the strength of our balance sheet and our credit profile. Many of you know these management teams and know what we have done alone, together. We think will be compelling from an investor perspective, but also committed to what we have already done, which is to have a strong investment-grade balance sheet, which we believe is a critical value driver for a premium utility and supports our ability to maintain efficient access to capital and finance investments for our customers.

The rationale of bringing together these two companies in an all-stock transaction without issuing any transaction-related debt, we believe this combined company will be efficiently capitalized to capture these future growth opportunities, as many have alluded to already, incremental to our current plans and with the strength of our balance sheet and cash flows, allowing us to reduce equity needs over time.

Moving to slide 14. We believe this creates a compelling opportunity for meaningful value uplift potential. You have heard each of us today talk about both the quantitative and qualitative combination benefits, including the combined financial strength, the increased compelling diversification and our enhanced market position.

All of these things that have been summarized by the team created a real valuation rerating opportunity for the stock. Specifically, as alluded to by several others, the ability to increase our long-term EPS growth rate by 100 basis points to 5% to 7% and achieve that on a consistent basis, while preserving further upside for accretive growth opportunities across our expansive service territory.

Meanwhile, our balance sheet remains strong with ample credit capacity to minimize future reliance on equity capital supporting our current organic growth and future growth, not in our plans.

In closing, the financial rationale for this transaction is compelling. We are all committed to it and believe in it, and it results in a financially strong entity well positioned for future growth. The combined company offers a strong investment opportunity.

With that, I will turn it back to Brian.

Brian Bird

President & CEO, NorthWestern Energy

Thanks, Crystal. Next page highlights required approvals and estimated timing. We have expected state approvals across Montana, South Dakota and Nebraska, plus approvals required by FERC, DOJ and the SEC.

We may also require approval from Arkansas, if that is needed. We anticipate filing our joint proxy over the coming months, followed by shareholder meetings for each company with expected approvals and a closing in 12 to 15 months. Throughout this time line, we will be developing our transition integration plans, so we will be able to hit the ground running immediately post-closing.

In summary, we strongly believe that scale is necessary today given the unprecedented growth our sector is experiencing. By merging our companies, we can organically increase our long- term EPS growth rate to 5% to 7% and achieve accretion to both companies' shareholders in the first full year.

We intend to maintain our strong investment-grade balance sheet to responsibly finance future growth. Our combined geographic footprint expands investment opportunities in areas that may not be available to either company on a stand-alone basis across data centers and other traditional utility growth projects.

Lastly, our combined 2.1 million customer base enhances our business diversity with 44,000, combined employees to continue serving our customers.

With that, I will pass it over to Linn to close. Thanks, Linn.

Linn Evans

President & CEO, Black Hills Corporation

Thank you, Brian, and thank you to the team. Very well said. We truly believe that this combined platform really poises us very well, more than either company could do on a stand-alone basis. I believe we have the right team at the right time to execute this plan.

I am very excited about this strategic merger. The combination of these two great companies and the benefits that we know will extend to all of our stakeholders, our customers, our communities, our shareholders and our employee team.

We want to thank you very much for joining us this morning. We look forward to engaging you along with the process as we go through the approval process.

With that, that is our prepared comments, and we are happy to answer your questions.

Q&A

Nicholas Campanella (Barclays): Congrats on the announcement. Thanks for all the information. Lots of questions to ask here. I guess just first, you talked about approvals in Montana South Dakota, Nebraska. Can you remind us just which states are no harm versus net benefit? Then just if you have had the opportunity to speak with stakeholders in each of these states before or after you have announced this transaction, just what has been the initial feedback.

Linn Evans: Nick, well, fortunately, for us, all three of these states are no harm states. In essence, from our perspective, we will spend some time hopefully having a chance to talk to them about the benefits in advance of a filing, and we expect to do that the filing of somewhere in the 60 days’ timetable. So think October.

I think it is important to have a conversation in terms of why this is a great thing for customers and truly have that opportunity, as you know, and during the rate review process, it is difficult to have those conversations. So we look forward to having them here very, very soon.

Nicholas Campanella: Okay. Great. Then no equity issuance post 2026 plus for this base plan. Can either of you just remind me if you have equity to do ahead of that in 2025 or even early 2026 if it is needed for credit or otherwise?

Kimberly Nooney: Good morning, Nick. It is Kimberly. For Black Hills, for 2025, we will continue to execute our current equity plan, which within our guidance is $215 million to $235 million. Then for 2026, we have not provided public guidance, but we do have equity in the plan to support that capital in line with our capital needs, and it will be significantly lower than our 2025 numbers.

Beyond that, there is no equity in this combined plan.

Brian Russo (Jefferies): I know you discussed the combined fundamental attributes of the company and the accelerated EPS CAGR. But it is pretty fragmented up there in the continent of the United States. I am just curious, what was the thought process that actually brought the two companies together to ultimately agree on this merger as opposed to pursuing other options or opportunities.

Brian Bird: Well, I think, Linn will certainly vouch for this one. There has been conversations on and off for decades amongst these companies. I think we continue to see it is even more important than it has been over the last two decades, important of scale. All of you sell side guys write about importance of scale, and we are listening.

So no, seriously, from our perspective, the opportunities to compete in this space looking harder and harder, and it is going to be much, much easier for us as a larger organization to do that. The diversity is also extremely important for us to be more consistent from an earnings perspective. As we talk to each other, we saw that there would be an opportunity combining these two balance sheets and looking at our ability to how we finance our growth to do it in a way that neither one of us as a stand-alone companies could do today, it just became extremely obvious as we sat down and compared notes. This made total sense for us to move forward at this point in time.

Linn Evans: Very well said, Brian. I would add that if you look at it from the Black Hills perspective, these jurisdictions just overlay so nicely, not adding any new states from a Black Hills perspective. So we can continue on and be very aggressive with growth in that service territory.

Brian Russo: Okay. Great. You mentioned some of the upside opportunities in terms of data centers or transmission. Can you maybe elaborate on that? I suppose that means there could be upside to the 5% to 7% initial pro forma CAGR?

Brian Bird: Yes. We wish we had more service in Wyoming ourselves. We have been impressed with what Black Hills has been accomplished from a data center perspective and comparing notes. We have opportunities in Montana, and we both have opportunities in South Dakota. So it just made sense as we looked at that, combining our two teams to take better opportunities.

As you might expect, two smaller companies may not have the same resources to compete again from a data center perspective. I see as we put these two teams together, we will have more resources to do that and be more competitive. Plus as we talked about in the slide, we represent about 20% of the US. So if you want to do business in our states, you are going to be talking to us. So we think it is important on a combined basis to work together.

So I am excited about getting our two teams together and how can we really capture data center opportunities even more than we have been thus far.

Linn Evans: Yes. Very well said, Brian.

Brian, to answer your question, I think you specifically mentioned transmission. We have had our engineers talking to each other for very specific projects about how we could advantageously connect our systems. Well, now this makes it very compelling that we would connect our systems for purposes of reliability, for purposes of controlling costs for customers and being more resilient organization. So we see a lot of upside from that potential.

Chris Ellinghaus (Siebert Williams Shank): I just want to understand or maybe clarification here. You both have had a stand-alone this upside opportunity. Did any of that get into your long-term growth rate, or are you basically both where you were stand-alone with that level of upside?

Brian Bird: No, I think the interesting thing we have done is we have looked at our existing plans. When we put those together and looked at financing some other ways to think about our business, we were able to achieve 5% to 7%.

The exciting thing is, to solidify that, be more consistent and hopefully be, if you will, on the higher end of that, there are future opportunities that we were talking about. Linn mentioned one on transmission. We shared notes, of course, on data centers. So we are excited about the opportunities.

Linn Evans: Now that we have announced, Chris, we can put our teams together to really get into the detail about how we can - at the appropriate time, we have to be very careful about being compliant with non-compete and things of that nature. We will be cautious. But at the same time, there is going to be some opportunity that we can uncover that we have not discussed yet.

Christopher Ellinghaus: Do you think in terms of the large customer load upside that the merger is also accretive in the sense that you have better negotiating power combined?

Brian Bird: Yes. I think, as you might expect us versus our other peers and just from a supplier perspective across all of our necessary procurement opportunities, we are going to expect more leverage, if you will, from that perspective. I think it is again a combination of being able to have more resources to look at tackling these problems but certainly having more leverage and better negotiating power.

Linn Evans: My response will be Amen, well said.

Christopher Ellinghaus: Does the combined entity alter at all your thought process on where to locate future generation resources?

Linn Evans: It certainly would open up more opportunities to think about that, yes, where and why, based on customer load, customer growth, transmission resources, things of that nature.

Brian Bird: I think Linn's point too, on transmission earlier, that it is called the Path 80 corridor. Obviously, I think Montana, Wyoming, Colorado ability to move power through that corridor through our today, disparate service territories, but now on a combined basis, it gives us more flexibility.

Linn Evans: Last week, we announced the new 99-megawatt generation facility here in Rapid City, Western South Dakota appreciates generation. Wyoming appreciates generation. We have all these states who I think will be great places for us to add generation that is cost-effective and, again, makes us more reliable as a combined organization.

Christopher Ellinghaus: Okay. Maybe one more. Maybe this is the big enchilada. What confidence or what is your thought process on the Montana approval process? I have always thought that would be the most difficult in terms of any kind of M&A. So what is your thinking today on that?

Brian Bird: Yes. I think with any merger, there is going to be efficiencies, optimization of our business. Ultimately, these benefits accrue to customers over time, and we believe that that will be a compelling information, and I think it would be difficult for commissions to turn down of benefits to customers. I think from a success standpoint, that information should overwhelm a commission.

Linn Evans: The long-term benefit to customers has to be compelling and it is.

Paul Kole (Bank of America): If possible, I would like to follow up a little on Chris' question, but also just on the comments you made regarding the EPS accretion in year one and obviously, the improved long-term growth rate. And you identified, obviously, the less equity, the lower cost and the growth opportunities. Maybe if you could dig a little more into that cost optimization and that the expectations around that, the dependency on the accretion commentary to achieving those savings and keeping those savings.

Crystal Lail: Sure, Paul. I will take a stab at it first here and then others will pile on. But as we have talked about in quite a few of the questions of our base stand-alone plans together move from 4% to 6% to 5% to 7%. Then we retain this ability to go after what we believe is the opportunity for both of us and capture those.

On the base plan perspective, it is a couple of things. It is where you are going towards synergies. And I think there is standard rules of thumb about transactions together and what you can achieve together in optimizing what you do on supply chain procurement, all of those. That is certainly a component of it.

We mentioned our balance sheet, combining those and the ability to optimize the financing plan and take out some equity over time to drive that, so it is a combination of those things that will allow us to go from 4% to 6% to 5% to 7%, and I would add again because I cannot help myself and having been inconsistent, getting to consistent earnings, which we know from an investor perspective is important to you guys. Those things together are the important fundamentals we believe in putting our plans together and working on that to get to what we think is a compelling 5% to 7% growth rate.

Then on top of that, the ability then to go after the things that we both have had as incremental opportunities to our plan. We think that is what gets it there. But you would see standard the ability and Brian also alluded to with Chris' question of why should a commission approve this. The economies of scale of two entities being together, there is certainly going to be over time cost savings that endure themselves to customers, and we think that is pretty compelling, but it also is a key part to being accretive to both sets of shareholders in the first year.

Linn Evans: Paul, this is Linn. It is very, very well said by Crystal and I echo what she just said. I would also suggest that this is a strategic merger, and that is compelling in and of itself versus other models where you combine and gain scale. So I think that is going to provide us a great advantage.

Paul Kole: If I can just come back briefly to the dividend policy commentary that you made. Obviously, there is a difference in the absolute dividend between both companies going in. Can you just elaborate a little further on your expectation for the absolute level of the dividend going forward for the combined entity?

Crystal Lail: Sure. I will take that one, too. There is a bit of a difference in dividend policy. One of the things that we will have to work on once we get to a little bit closer to closing and forward is what that financial plan and policy looks like going forward, but we are absolutely committed to an appropriate dividend return. As we said, from a total shareholder return, hopefully providing more in the price accretion side with an appropriate dividend policy that allows us to go after the capital that we have in front of us.

So no final decisions on what that dividend policy might look like. Once we get closer to closing, we will talk about the financial policy combined.

Paul Kole: Perfect. Just my last question is around Arkansas. Can you give us a little color on the factors influencing whether or not you are going to need to file for an approval in that jurisdiction?

Linn Evans: Yes, the interpretation of a statute that we need to spend more time with actually probably visit with that commission closely, talk to them. It is our opinion that we do not need to go to Arkansas for approval. That is our current conclusion. But it is not crystal clear. We want to make sure it is before we make the final decision on Arkansas.

Sophie Karp (KeyBanc Capital Markets): A couple of questions for me. For those of us not intimately familiar with Black Hills - I know that Northwestern's team has spent all the time building up generation capabilities in Montana and more importantly, capacity - what is the profile of the combined entity going to be in terms of generation and capacity across its territories? And what are the synergies that you are seeing there, if any?

Marne Jones: Good morning, Sophie. This is Marne. Yes, there has been a lot of generation buildout. And as Linn just mentioned, we are currently building out here in Rapid City. Both entities do their long-term resource planning to meet their capacity needs. Right now, with our peak about 2.4, and we have got generation capacity of about 2.9, we have got a very diverse mix between hydro, we have got solar, we have got wind as well as your typical fossil. So I think we have got a really diverse mix, continuing to see opportunities from a combined perspective to look at do you have opportunities to build generation in areas where you can get it to both locations or multiple locations.

And so much to be done as far as what that buildout looks like. But what we know today is that we are in a good place from a capacity perspective with a good diverse mix.

Linn Evans: Sorry, Sophie, to interrupt you. Northwestern brings a lot of skill sets to this combination. I think one of the skill set that Black Hills can bring to this combination is a team that knows how to permit, build and operate generation. So I think together, we are going to do really, really well when it comes to generation capacity and having the opportunity to add that.

Brian Bird: I would just add, I think the great opportunity here is we are seeing a lot of growth opportunities. In essence, having some excess capacity certainly helps. But longer term, I see there is going to be generation build opportunities in all the jurisdictions that we have electric businesses today.

I think from the gas business perspective to support generation buildout is certainly going to help our gas businesses. That is a great opportunity. And I think over time, certainly modernizing our fleet, that is five, 10 years out. But certainly, over the next decade, I see a fantastic amount of opportunity to invest in the generation space.

Sophie Karp: I was going to follow up on that question. Is there any change in terms of your coal strip strategy after the merger?

Brian Bird: No.

Sophie Karp: No. Okay. That is clear. Then one other question for me was, after the merger, I guess, clearly, a lot of territories, will you take a look at some point that the combined entity to maybe see if any of those territories are like less core? Would this spun out from the combined entity, or do you think like all of them are core territories?

Linn Evans: Our perspective, from the Black Hills perspective, at least, that we are always looking at our portfolio. We are always thinking about shareholder value and how we serve our customers effectively. I think that is the best way to respond to that, Sophie.

Nicholas Campanella: Just two follow-ups for me. I am sorry if I missed it in the remarks. Just the base year that you are saying this is EPS accretive. What is the base year of the new plan, is it 2026 or 2027?

Crystal Lail: Nick, I know you are working your model over there, but we will determine base year once we get to closing here and have more visibility and to when that occurs.

Nicholas Campanella: Okay. No problem. Then just 5% to 7% EPS growth, just simplistically, where do you see combined rate base growth?

Crystal Lail: From an overall rate base growth perspective, I know that Black Hills has traditionally given that number. Obviously, we have been flat 4% to 6% rate base growth CAGR on top of 4% to 6% earnings growth. It has been impressive to understand Black Hills' capital-light strategy and what they have been able to achieve from an earnings perspective there. So I would tell you it will be in the range of the EPS growth.

Nicholas Campanella: Then just one more, if I could. Are there any cost savings embedded in that number when you are talking about it on the combined 5% to 7% EPS outlook?

Crystal Lail: Yes. I would tell you there is some and they are very light is what I would say. But there is some assumed efficiencies within that number.

Aidan Kelly (JP Morgan): Just a quick question going back to the prepared remarks. I believe you mentioned the conversations have spanned maybe past decades. Just curious summing up everything we have addressed in the Q&A. Maybe outline why the timing on this today versus the past, maybe curious on how they have come evolved over the years?

Brian Bird: Yes, I will take that. I am sure Linn has thoughts on this, too. I think there is usually what happens over time from both parties, you could have different CEOs. You could have different things that have happened. From our perspective, it is just what is happening in the utility space today and this expectation of significant growth, something we have not seen in the last two decades, and the necessity to be able to capture that.

Scale is going to be extremely important for us to do that. From our perspective, and again, we have talked over the years, as you might expect, being neighbors. Just it seemed like the right time from our perspective, and once we sat down and started chatting about the opportunities, it became crystal clear that it was the right time.

Linn Evans: Yes, it is very challenging. To add to that, I would say that adding these two balance sheets in this way, in this format, in this strategic manner of the merger and the combination, it is compelling for us to be able to capture more than our fair share of growth in that large service territory that we have. So we feel now is compelling, especially as there is more focus on customer costs and affordability than ever before. This is going to help both of these organizations do a much better job of serving customers.

Aidan Kelly: Understood. Thanks for the color there. Then just one last question from my end. How much of a challenge it could it be to like pursue new generation build approvals while we are in the process of getting a merger approval there? Is there any considerations worth calling out on that end?

Brian Bird: I will speak from Northwestern's behalf. In terms of new build during this time period, we do not have anything in Montana from a new build perspective that is a concern. We had just, I guess announced here recently. In South Dakota, we plan to do to do incremental new build. But I think South Dakota Commission will understand that. I believe they can handle that from a parallel perspective, so I do not see any issues with that.

Linn Evans: Please, Marne, go ahead.

Marne Jones: I will just add from a Black Hills perspective. As I mentioned, we do our long- term resource planning to determine build needs. But as we see additional opportunities, whether it is to serve some of the growing loads through data centers, etc. I expect it is business as usual in our ability to run our business as we need to today. And certainly just provides future opportunity as we come together to look at these builds even broader, but certainly do not see issues in moving forward on the projects that we have as well as adding to what we need to meet our customers' needs in the meantime.

Linn Evans: That has also been our experience with other M&A activity over the years. The normal routine things such as generation approvals, rate reviews, those go on just like we had planned before and tend to be very successful.

Brian Bird: Well, thank you. I thought Linn did a fantastic job opening this morning. I think you can sense just we have been working extremely well together this process that, as he pointed out, culture is very much aligned, certainly knowledge of one another over the years. Just a true excitement. The benefit we can see obviously from a shareholder perspective, obviously, from a customer perspective. But certainly, from an employee perspective to being part of a bigger organization where we can help grow this business more than we could on a stand-alone basis is extremely important for all of us. There is a tremendous amount of excitement to make this happen.

Linn Evans: I completely echo Brian's comment. This is a compelling transaction very meaningful to all of our stakeholders. We thank you for participating today with us. We thank you for the partnership we have with you, and we value it greatly. We typically end our calls with saying have a Black Hills Energy Safe day. I want to say have a Black Hills Energy Safe Day and a Northwestern Energy Safe Day. Thanks for joining us.

Brian Bird: Thank you.

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Forward Looking Statements

Information in this communication, other than statements of historical facts, may constitute forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include, but are not limited to, statements about the benefits of the proposed transaction between Black Hills and NorthWestern Energy, including future financial and operating results (including the anticipated impact of the transaction on Black Hills’ and NorthWestern Energy’s respective earnings), statements related to the expected timing of the completion of the transaction, the plans, objectives, expectations and intentions of either company or of the combined company following the merger, anticipated future results of either company or of the combined company following the merger, the anticipated benefits and strategic and financial rationale of the merger, including estimated rate bases, investment opportunities, cash flows and capital expenditure rates and other statements that are not historical facts. Forward-looking statements may be identified by terminology such as “may,” “will,” “should,” “targets,” “scheduled,” “plans,” “intends,” “goal,” “anticipates,” “expects,” “believes,” “forecasts,” “outlook,” “estimates,” “potential,” or “continue” or negatives of such terms or other comparable terminology. The forward-looking statements are based on Black Hills and NorthWestern Energy’s current expectations, plans and estimates. Black Hills and NorthWestern Energy believe these assumptions to be reasonable, but there is no assurance that they will prove to be accurate.

All forward-looking statements are subject to risks, uncertainties and other factors that may cause the actual results, performance or achievements of Black Hills or NorthWestern Energy to differ materially from any results expressed or implied by such forward-looking statements. Such factors include, among others, (1) the risk of delays in consummating the potential transaction, including as a result of required regulatory and shareholder approvals, which may not be obtained on the expected timeline, or at all, (2) the risk of any event, change or other circumstance that could give rise to the termination of the merger agreement, (3) the risk that required regulatory approvals are subject to conditions not anticipated by Black Hills and NorthWestern Energy, (4) the possibility that any of the anticipated benefits and projected synergies of the potential transaction will not be realized or will not be realized within the expected time period, (5) disruption to the parties’ businesses as a result of the announcement and pendency of the transaction, including potential distraction of management from current plans and operations of Black Hills or NorthWestern Energy and the ability of Black Hills or NorthWestern Energy to retain and hire key personnel, (6) reputational risk and the reaction of each company’s customers, suppliers, employees or other business partners to the transaction, (7) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (8) the outcome of any legal or regulatory proceedings that may be instituted against Black Hills or NorthWestern Energy related to the merger agreement or the transaction, (9) the risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (10) legislative, regulatory, political, market, economic and other conditions, developments and uncertainties affecting Black Hills’ or NorthWestern Energy’s businesses; (11) the evolving legal, regulatory and tax regimes under which Black Hills and NorthWestern Energy operate; (12) restrictions during the pendency of the proposed transaction that may impact Black Hills’ or NorthWestern Energy’s ability to pursue certain business opportunities or strategic transactions; and (13) unpredictability and severity of catastrophic events, including, but not limited to, extreme weather, natural disasters, acts of terrorism or outbreak of war or hostilities, as well as Black Hills’ and NorthWestern Energy’s response to any of the aforementioned factors.

Additional factors which could affect future results of Black Hills and NorthWestern Energy can be found in Black Hills’ Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, and NorthWestern Energy’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, in each case filed with the SEC and available on the SEC’s website at http://www.sec.gov. Black Hills and NorthWestern Energy disclaim any obligation and do not intend to update or revise any forward-looking statements contained in this communication, which speak only as of the date hereof, whether as a result of new information, future events or otherwise, except as required by federal securities laws.

No Offer or Solicitation

This document is for informational purposes only and is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Important Information and Where to Find It

Black Hills intends to file a registration statement on Form S-4 with the SEC to register the shares of Black Hills’ common stock that will be issued to NorthWestern Energy stockholders in connection with the proposed transaction. The registration statement will include a joint proxy statement of Black Hills and NorthWestern Energy that will also constitute a prospectus of Black Hills. The definitive joint proxy statement/prospectus will be sent to the stockholders of each of Black Hills and NorthWestern Energy in connection with the proposed transaction. Additionally, Black Hills and NorthWestern Energy will file other relevant materials in connection with the merger with the SEC. Investors and security holders are urged to read the registration statement and joint proxy statement/prospectus when they become available (and any other documents filed with the sec in connection with the transaction or incorporated by reference into the joint proxy statement/prospectus) because such documents will contain important information regarding the proposed transaction and related matters. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Black Hills or NorthWestern Energy through the website maintained by the SEC at http://www.sec.gov or by contacting the investor relations department of Black Hills or NorthWestern Energy at investorrelations@blackhillscorp.com or travis.meyer@northwestern.com, respectively.

Before making any voting or investment decision, investors and security holders of Black Hills and NorthWestern Energy are urged to read carefully the entire registration statement and joint proxy statement/prospectus when they become available, including any amendments thereto (and any other documents filed with the SEC in connection with the transaction) because they will contain important information about the proposed transaction. Free copies of these documents may be obtained as described above.

Participants in Solicitation

Black Hills, NorthWestern Energy and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of each of Black Hills and NorthWestern Energy in connection with the proposed transaction. Information regarding the directors and executive officers of Black Hills and NorthWestern Energy and other persons who may be deemed participants in the solicitation of the stockholders of Black Hills or of NorthWestern Energy in connection with the proposed transaction will be included in the joint proxy statement/prospectus related to the proposed transaction, which will be filed by Black Hills with the SEC. Information about the directors and executive officers of Black Hills and their ownership of Black Hills common stock can also be found in Black Hills’ filings with the SEC, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed on February 12, 2025, under the header “Information About Our Executive Officers,” and its Proxy Statement on Schedule 14A, which was filed on March 14, 2025, under the headers “Election of Directors” and “Security Ownership of Management and Principal Shareholders,” and other documents subsequently filed by Black Hills with the SEC. Information about the directors and executive officers of NorthWestern Energy and their ownership of NorthWestern Energy common stock can also be found in NorthWestern Energy’s filings with the SEC, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed on February 13, 2025, under the header “Information About Our Executive Officers” and its Proxy Statement on Schedule 14A, which was filed on March 12, 2025, under the headers “Election of Directors” and “Who Owns our Stock”. To the extent any such person's ownership of Black Hills’ or NorthWestern Energy’s securities, respectively, has changed since the filing of such proxy statement, such changes have been or will be reflected on Forms 3, 4 or 5 filed with the SEC. Additional information regarding the interests of such participants will be included in the joint proxy statement/prospectus and other relevant documents regarding the proposed transaction filed with the SEC when they become available.